

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2014

Via E-mail
Mr. Gregory S. Skinner
Chief Financial Officer
Landec Corporation
3603 Haven Avenue
Menlo Park, CA 94025

> **Re:** **Landec Corporation**
> **Form 10-K for Fiscal Year Ended May 26, 2013**
> **Filed August 7, 2013**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed August 21, 2013**
> **File No. 0-27446**

Dear Mr. Skinner:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended May 26, 2013

Business, page 4

Description of Core Business, page 6

1. Please refer to your page 9 disclosure regarding your relationship with Windset, and tell us what consideration you gave to filing the exclusive license agreement with Windset as an exhibit to your annual report. In this regard, we note Mr. Steele's discussion during the earnings call for the second quarter of 2014 regarding the strategic partnership with Windset Farms and its growth opportunities, as well as your "We Depend on Strategic Partners and Licenses for Future Development" risk factor on page 22.

Sales and Marketing, page 12

2. We note your statement that the top two customers from the Food Products Technology segment accounted for approximately 16% and 13% of your revenues for fiscal year 2013. With a view toward future disclosure, please tell us whether the loss of either one of these customers would have a material adverse effect on your business and whether you considered disclosing the names of these customers. In this regard, we note the disclosure requirements of Item 101(c)(1)(vii) of Regulation S-K.

Critical Accounting Policies and Use of Estimates, page 28

3. You have identified revenue recognition as a critical accounting policy and have provided a lengthy discussion of revenue recognition for license fees and arrangements for multiple elements. However, this disclosure is substantially identical to the disclosure in the footnotes in the accompanying financial statements. In future filings, please replace this disclosure with material information that promotes understanding of your arrangements, the effect of your application of the accounting policies on the timing of your revenue recognition, and the magnitude of revenue earned from the various types of arrangements described. Provide quantified information where available and material to an investor's understanding. Please refer to SEC Release 33-8350 for more guidance. Please provide us with an example of your intended future disclosure, as well as any additional supplemental information that would help us in evaluating your response.

Note 14 – Business Segment Reporting, page 82

Geographic Information, page 83

4. Please disclose the basis for how you attribute your revenues from external customers to foreign countries in prospective filings. Refer to ASC 280-10-50-41 and 280-10-55-22 for guidance.

Definitive Proxy Statement on Schedule 14A

Compensation of Directors, page 11

5. We note that for fiscal year 2013, Ms. Pankorf and Ms. Sohn were the only directors who received equity awards. In future filings, please provide brief narrative disclosure related to the company's director compensation arrangements with respect to grants of equity awards. In this regard, we note that during fiscal year 2012, all non-employee directors received stock and option awards while, in 2013, these awards were made solely to new directors. Refer to Item 402(k)(3) of Regulation S-K.

Executive Compensation and Related Information, page 29

Establishing Executive Compensation, page 29

6. We note your disclosure about the role of the Research Firm in assisting the compensation committee in determining executive compensation. However, you have not named the Research Firm acting as your compensation consultant. Please note that in accordance with Item 7(d) of Schedule 14A, the identity of the compensation consultant should be disclosed pursuant to Item 407(e)(3) of Regulation S-K. In addition, because the role played by the compensation consultant appears to be material for purposes of determining executive compensation, in accordance with the Commission's guidance set forth in Question 118.06 of Regulation S-K Compliance and Disclosure Interpretations, disclosure required to be made pursuant to Item 407(e)(3)(iii) of Regulation S-K must also be incorporated in this section of the filing. Please advise or otherwise identify your compensation consultant in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Thomas D'Orazio at (202) 551-3825 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. For other comments, please contact Jessica Dickerson at (202) 551-3749 or Era Anagnosti at (202) 551-3369.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief